EXHIBIT 107

CALCULATION OF REGISTRATION FEE

Calculation of Registration Fee Table
Title of Each Class Of Securities to Be Registered (1)	Amount of Securities to be Registered	Proposed Maximum Offering Price	Proposed Maximum Aggregate Offering price (2)	Amount of Registration Fee
Common stock	2,000,000.00	$0.04	$80,000.00	$7.41

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.

(2) The registration fee for securities to be offered by the Registrant is based on an estimate of the proposed maximum aggregate offering price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(a).